Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bryn Mawr Bank Corporation

Commission File Number: 001-35746

June 3, 2021

Keeping You In the Loop

As some of you may be aware, the combination of our companies requires several regulatory approvals in addition to the approvals of WSFS and BMTC shareholders. We wanted to provide a brief overview of these approvals and where things stand in the process. The combination of our companies requires the following approvals:

•         The U.S. Securities and Exchange Commission (SEC)

•         The Board of Governors of the Federal Reserve System (Federal Reserve)

•         The State Banking Commissioner of the State of Delaware

•         Office of the Comptroller of the Currency (OCC)

•         Stockholders of WSFS Financial Corporation and Bryn Mawr Bank Corporation

So where do the various approvals stand? Previously, the SEC accepted our S-4 filing. Earlier this week, we received the required approval from the Delaware State Banking Commissioner that allows for a change in control of the Bryn Mawr Trust Company of Delaware.

On June 10, 2021, WSFS and BMTC will both hold special meetings of their respective stockholders in connection with the proposed mergers. We will provide an update following the special meeting of stockholders of both companies.

The Federal Reserve and OCC continue to review our regulatory applications. We can legally combine our companies once we receive the approvals of those agencies and obtain stockholder approval. Stay tuned for future updates.

Talent Integration Workstream Spotlight

This week, we want to provide an update regarding the ongoing efforts of the Talent Integration workstream. As a reminder, this team is being co-chaired by Michael Conklin and Linda Sanchez.

As we enter the month of June, we are pleased to report that all status items associated with the workstream are on track to deliver on the previous commitments. As we have communicated in the past, we anticipate making and communicating final decisions on most jobs and roles by the end of June. Please remember the end of June represents the first phase of the process. The Talent Integration team has ongoing efforts planned to support talent placement for openings that become available or adds to staff that are part of the 2021 WSFS financial plan.

In addition to the tremendous effort that has been put forth by the HR teams in conjunction with the various lines of business, there has also been a lot of energy and focus placed on benefits and incentive plan alignment. We understand there are lots of questions around these topics and we look forward to sharing decisions and details with everyone as things are finalized.

If you have any questions, please feel free to reach out to any member of the HR team at WSFS or BMT.

WSFS and BMT Celebrate LGBTQ+ Pride Month

Did you know June is Pride Month? Pride is a term used in the promotion of the self-affirmation, dignity, equality, and increased visibility of lesbian, gay, bisexual, and transgender (LGBT) people. Over the next month, WSFS and BMT will be sharing communications to help celebrate and recognize members of this community.

We encourage everyone to read these communications and articles to become a more informed ally for our LGBTQ+ colleagues and the LGBTQ+ community. An ally is defined as a person, who supports and has respect for members of the LGBTQ+ community. While the word doesn’t necessitate action, we consider people to be active allies who take action to support the LGBTQ+ community.

As a reminder, please continue to send questions or your thoughts and feedback to the OnMyMind@wsfsbank.com mailbox. We will build FAQs organized around themes based on questions and comments that are submitted to the mailbox. Also, please share any suggestions you have for future Sightline topics; we love hearing from you. Please check OneBMT or WSFS@Work intranet to access the most recent FAQs.

Sincerely, Your Integration Steering Committee

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Bryn Mawr Bank Corporation (“Bryn Mawr”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of WSFS and Bryn Mawr and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Bryn Mawr may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus has been mailed to stockholders of WSFS and Bryn Mawr. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY WSFS AND BRYN MAWR, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WSFS, BRYN MAWR AND THE PROPOSED TRANSACTION.

Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Bryn Mawr, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

Participants in the Solicitation

WSFS, Bryn Mawr and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Bryn Mawr in respect of the proposed transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 23, 2021, and other documents filed by WSFS with the SEC. Information regarding Bryn Mawr’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 12, 2021, and other documents filed by Bryn Mawr with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS and Bryn Mawr expect their proposed merger to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s and Bryn Mawr’s expectations about their ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies WSFS and Bryn Mawr expect to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Bryn Mawr) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; changes in WSFS’s share price before closing; the outcome of any legal proceedings that may be instituted against WSFS or Bryn Mawr; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of WSFS and Bryn Mawr will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Bryn Mawr have business relationships; diversion of management time on merger-related issues; risks relating to the potential dilutive effect of the shares of WSFS common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on WSFS, Bryn Mawr and the proposed transaction; and other factors, many of which are beyond the control of WSFS and Bryn Mawr. We refer you to the “Risk Factors” section of the Registration Statement and the Joint Proxy/Prospectus, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2020, Bryn Mawr’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in WSFS’s and Bryn Mawr’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Bryn Mawr with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Bryn Mawr or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Bryn Mawr undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law.